                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                     ------------------------------------


                               SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                                      AND

                                SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)

                     ------------------------------------


                          CENTURY PROPERTIES FUND XV
                           (Name of Subject Company)

                       MADISON RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                        INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                     NONE
                     (Cusip Number of Class of Securities)


                     ------------------------------------



                               JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                        INSIGNIA FINANCIAL GROUP, INC.
                          375 PARK AVENUE, SUITE 3401
                           NEW YORK, NEW YORK 10152
                                (212) 750-6070


           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   COPY TO:
                              JOHN A. HEALY, ESQ.
                                ROGERS & WELLS
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000

                     ------------------------------------

           AMENDMENT NO. 1 TO 14D-1/AMENDMENT NO. 5 TO SCHEDULE 13D

         This Amendment No. 1, which amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on December 17, 1997 (the "Schedule 14D-1") by Madison River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), also constitutes Amendment No. 5 to the Statement on Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas, originally filed with the Commission on August 30, 1995, as amended by Amendment No. 1 filed with the Commission on January 31, 1996, Amendment No. 2 filed with the Commission on February 26, 1996, Amendment No. 3 filed with the Commission on January 16, 1997 and Amendment No. 4 filed with the Commission on December 17, 1997 (and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 36,000 of the outstanding units of limited partnership interest ("Units") of Century Properties Fund XV, at a purchase price of $120 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the
Schedule 14D-1 and the Offer to Purchase.


ITEM 10.  ADDITIONAL INFORMATION.

         (f) The Offer has been extended to 12:00 midnight, New York time, on Friday, January 16, 1998. On December 18, 1997, the Purchaser issued a press release announcing such extension and reporting that no Units had been tendered pursuant to the Offer. A copy of the press release has been filed as Exhibit (a)(5) to this Amendment No. 1 and is incorporated herein by reference in its entirety.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(5) Text of press release issued by the Purchaser on December 18, 1997.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 1997


                                   MADISON RIVER PROPERTIES, L.L.C.


                                   By:    /s/ JEFFREY P. COHEN
                                      -----------------------------------------
                                         Jeffrey P. Cohen
                                         Manager



                                   INSIGNIA PROPERTIES, L.P.

                                   By:   Insignia Properties Trust,
                                         its General Partner


                                   By:    /s/ JEFFREY P. COHEN
                                      -----------------------------------------
                                         Jeffrey P. Cohen
                                         Senior Vice President



                                   INSIGNIA PROPERTIES TRUST


                                   By:    /s/ JEFFREY P. COHEN
                                      -----------------------------------------
                                         Jeffrey P. Cohen
                                         Senior Vice President



                                   INSIGNIA FINANCIAL GROUP, INC.


                                   By:    /s/ FRANK M. GARRISON
                                      -----------------------------------------
                                         Frank M. Garrison
                                         Executive Managing Director



                                   SOLELY FOR PURPOSES OF, AND INSOFAR AS THIS
                                   FILING CONSTITUTES, AMENDMENT NO. 5 TO THE
                                   STATEMENT ON SCHEDULE 13D


                                   /s/ ANDREW L. FARKAS
                                   --------------------------------------------
                                   By: Jeffrey P. Cohen, Attorney-in-Fact

                                 EXHIBIT INDEX



   EXHIBIT NO.                   DESCRIPTION

      (a)(5) Text of press release issued by the Purchaser on December 18, 1997.